Exhibit 99.1

FCA Names Davide Grasso Chief Operating Officer of Maserati; Harald Wester Appointed Executive Chairman of Maserati, Expands CTO Responsibilities

Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU/MTA: FCA) today announced two moves in its leadership team. Davide Grasso, former Chief Executive Officer (CEO) of NIKE’s Converse, joins FCA and is named Chief Operating Officer (COO) of Maserati. Grasso also is appointed to the Company’s Group Executive Council (GEC).

While at Converse, Grasso engineered that iconic brand for long-term sustainable growth. His previous experience includes a string of successes at NIKE, where he served in numerous leadership positions, including Chief Marketing Officer for the Nike brand.

In a related move, Harald Wester assumes the role of Executive Chairman of Maserati. In addition, his responsibilities as Chief Technical Officer (CTO) expand to include global powertrain along with global vehicle engineering for the Group.

In his expanded role, Wester will oversee all product development and engineering for the Group’s ongoing new product strategy, including the expansion of its internal combustion and hybrid/electric powertrain offerings. As Executive Chairman of Maserati, Wester maintains strategic involvement in that historic brand and will oversee all technical and industrial areas.

"With Davide’s arrival, we continue to round out FCA’s senior leadership team with world class talent,” said Mike Manley, CEO FCA. “He brings a wealth of brand expertise to one of the most historic marks in the automotive world. Davide and Harald will build on the work that’s already underway to rejuvenate Maserati worldwide; and Davide will be a valuable advisor to the GEC on brand matters across the FCA portfolio.

“The expansion of Harald’s CTO role will further accelerate our progress in powertrain development and drive the integration of market leading technologies into our brands. Combining vehicle and powertrain engineering under one of the industry’s most respected technology leaders will streamline the delivery of our product strategies,” said Manley.

Grasso said, "Joining Maserati at such a transformational time is an extraordinary opportunity that speaks to my passion for cars, great brands and my personal Italian heritage. Working with Mike Manley, Harald Wester and the rest of the FCA team will be a privilege. I’m honored to be joining FCA at such a defining and transformative moment for the company and the industry.”

“This is a fundamental step in the growth of Maserati both for its technological development and for brand expansion and for this I’m excited to work with Davide” said Harald Wester. “I’m honored to take the lead of global powertrain for the Group in this challenging period. The combined vehicle and powertrain teams will speed-up the development and integration of world class propulsion systems.”

London, 3 July 2019

For further information:

FCA
Richard Deneau, rick.deneau@fcagroup.com, +1 248 730 1685

MASERATI
Maria Conti, maria.conti@maserati.com +39.059.59.08.07
Davide Kluzer, davide.kluzer@maserati.com +39 059.59.06.69